SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary

Notification of transactions of directors/persons discharging managerial responsibility or connected persons

Prudential plc

Dividend Re-investment Plan

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc (the Company) has been advised that following the payment of the 2012 final dividend of 20.79p on 23 May 2013 several persons discharging managerial responsibility in the Company have increased their interests in the Company.

The following individuals have received ordinary shares of 5p each, at a price per share of £11.8901, in respect of dividends accruing to deferred share awards held by BWCI Trust Company Ltd on their behalf under the Company’s Annual Incentive Plan:

Name of PDMR	No. of ordinary shares acquired	Percentage of issued capital acquired	Total beneficial holding following acquisition	Percentage of issued capital held
M Coltman	1,251	0.00005%	96,018	0.0038%
R Devey	2,030	0.00008%	191,052	0.0075%
J Foley	1,412	0.00006%	239,374	0.0094%
P Goerke	1,138	0.00004%	66,286	0.0026%
M McLintock	2,689	0.00011%	452,536	0.0177%
J Murray	400	0.00002%	23,282	0.0009%
N Nicandrou	2,337	0.00009%	301,651	0.0118%
T Thiam	7,399	0.00029%	889,152	0.0347%

The following individuals have received American Depositary Receipts (ADRs), at a price per ADR of US$35.28, in respect of dividends accruing to deferred share awards held by BWCI Trust Company Ltd on their behalf under the Company’s Annual Incentive Plan and Deferred Bonus Plan:

Name of PDMR	No. of ADRs acquired	Percentage of issued capital acquired	Total beneficial holding following acquisition	Percentage of issued capital held
B Stowe	1,316	0.00010%	199,949	0.0156%
M Wells	2,400	0.00019%	201,789	0.0158%

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each. Barry Stowe’s beneficial interest in ADRs equates to 399,898 ordinary shares. Mike Wells’ beneficial interest in ADRs equates to 403,578 ordinary shares.

The following individual has received ordinary shares of 5p each, at a price per share of £11.8901, in his own name, under the Company’s Dividend Re-investment Plan for ordinary shareholders:

Name of PDMR	No. of ordinary shares acquired	Percentage of issued capital acquired	Total beneficial holding following acquisition	Percentage of issued capital held
H Davies	56	0.000002%	3,248	0.0001%

The following individual has received ordinary shares of 5p each, at a price per share of £11.60, in the name of the Prudential Group Share Incentive Plan under the dividend re-investment associated with that plan operated by Yorkshire Building Society on behalf of the Company :

Name of PDMR	No. of ordinary shares acquired	Percentage of issued capital acquired	Total beneficial holding following acquisition	Percentage of issued capital held
N Nicandrou	17	0.000001%	301,668	0.0118%

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification 29 May 2013

Contact

Jennie Webb, Share Plans Advisor, 0044 (0) 20 7548 2027

Stefan Bort, Deputy Group Secretary, 0044 (0) 20 7548 2115